BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«16» July 2002 г.
№ 1101/4645

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042876

02 JUL 25 AM 10:58

SUPPL

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Re: Exemption № 82-4257

The message

Annual General Meeting of Shareholders of Moscow Joint-Stock Commercial Bank «Vozrozhdeniye» was held on June 28, 2002. Shareholders of the Bank adopted the report of the Board of MJSCB «Vozrozhdeniye» for 2001, the balance and the profit and loss statement for 2001, the report of the Bank's Supervisory Council, the new edition of the MJSCB «Vozrozhdeniye»'s Charter. The Meeting also adopted the new edition of the Regulation on the Bank's Supervisory Council, the Regulation on the order and procedure of preparation, convocation and holding a General Meeting of Shareholders of MJSCB «Vozrozhdeniye», the Regulation on the Management Board of MJSCB «Vozrozhdeniye».

Shareholders of the Bank took decision about payment of dividends on preferred shares with a specified amount of dividend at the amount of 20% interest annually to their par value.

Also the elections of new Supervisory Council and the Revision Commission was held. Shareholders of the Bank adopted an Auditor of MJSCB «Vozrozhdeniye».

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

7/29

File № 82-4257

BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«16» July 2002 г.
№ 1101/4643

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 JUL 25 AM 10:09

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank "Vozrozhdeniye" forward to you:

– Totals of Annual General Meeting of Shareholders of Moscow Joint-Stock Commercial Bank "Vozrozhdeniye" (from protocol № 1) June 28, 2002.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

TOTALS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS THE MJSCB «VOZROZHDENIYE» (FROM PROTOCOL № 1)

June 28, 2002

Total amount of bulletins, enable in the participation of the meeting - 4539.

Allowed to voting bulletins were received from shareholders, possessing 9 350 826 voices that forms 83.13% from the total number of voices (11 248 753).

On all questions of Agenda of the meeting the majority of shareholders have voted «for».

On Item 1. Approval of Annual report of the MJSCB «Vozrozhdeniye» Board on its performance in 2001. Approval of Balance Sheet, Profit and Loss Account for year 2001.

RESOLUTION:

1.1. To approve the Annual report of MJSCB «Vozrozhdeniye» for year 2001.

1.2. To recognize performance of the Management Board of MJSCB «Vozrozhdeniye» in 2001 as satisfactory.

1.3. To approve the Balance Sheet, Profit and Loss Account of MJSCB «Vozrozhdeniye» for year 2001.

1.4. Not to pay dividends on ordinary shares with a face value of 10 ruble each.

1.5. Not to pay dividends on preferred convertible non-documentary registered shares with a face value of 10 ruble each.

To pay dividends at 20% p.a. of a face share value on preferred shares with a specified amount of dividend with a face value 10 ruble each at the expense of special fund. Dividend payment shall be executed in the form of money beginning with July 22, 2002 at the locations of the Bank's branches. The list of persons possessing the right to receive annual dividends on preferred shares with a specified amount of dividend has been drawn up at the date of completing the list of shareholders who have the right to participate in the Annual General Meeting on May 13, 2002.

VOTED:

for	9 277 807
against	45 714
abstained	24 725

On Item 2. Approval of the Supervisory Council report.

RESOLUTION:

2.1. To approve the report of the Bank's Supervisory Council.
2.2. To recognise the performance of the Bank's Supervisory Council as satisfactory.

VOTED:

for	9 303 321
against	20 541
abstained	24 108

On Item 3. Approval of the Revision Commission report.

RESOLUTION:

3. To approve the report of the Bank's Revision Commission.

VOTED:

for	9 312 709
against	21 409
abstained	13 892

On Item 4. Approval of the new edition of the MJSCB «Vozrozhdeniye»'s Charter.

RESOLUTION:

To approve the new edition of the MJSCB «Vozrozhdeniye»'s Charter.

VOTED:

for	9 335 186
against	1 460
abstained	11 764

On Item 5. Approval of the Regulation on the order and procedure of preparation, convocation and holding a General Meeting of Shareholders of MJSCB «Vozrozhdeniye».

RESOLUTION:

5. To approve the Regulation on the order and procedure of preparing, convening and holding General Meeting of Shareholders of MJSCB «Vozrozhdeniye».

VOTED:

for	9 332 318
against	812
abstained	15 280

On Item 6. Approval of the new edition of the Regulation on the MJSCB «Vozrozhdeniye»'s Supervisory Council.

RESOLUTION:

6. To approve the new edition of the Regulation on Supervisory Council of MJSCB «Vozrozhdeniye».

VOTED:

for	9 329 710
against	4 040
abstained	14 660

On Item 7. Approval of the number of members of the Supervisory Council.

RESOLUTION:

To elect the new composition of the Supervisory Council of MJSCB «Vozrozhdeniye» in a number of 12 persons.

VOTED:

for	9 128 256
against	4 644
abstained	215 494

On Item 8. Election of the new composition of the Supervisory Council.

RESOLUTION:

To elect the Supervisory Council of MJSCB «Vozrozhdeniye» in the following composition:

1. Juriy Mikhailovich Marinichev
2. Dmitriy Ljvovich Orlov
3. Boris Fedorovich Borin
4. Alexander Ivanovich Goev
5. Ludmila Antonovna Goncharova
6. Nikolai Yakovlevich Demin
7. Alexander Vitaljevich Dolgopolov
8. Nikolai Stepanovich Zatzepin
9. Valentina Mikhailovna Kabanova
10. Zinaida Grigorjevna Kulikova
11. Inessa Vasiljevna Nikolaeva
12. Rustam Mansurovich Usmanov

On Item 9. Approval of the Regulation on the Management Board of MJSCB «Vozrozhdeniye».

RESOLUTION:

9. To approve the Regulation on the Management Board of MJSCB «Vozrozhdeniye».

VOTED:

for	9 332 894
against	2 880
abstained	12 312

On Item 10. Approval of alterations and amendments to the Regulation on the MJSCB «Vozrozhdeniye»'s Revision Commission.

RESOLUTION:

10. To approve alterations and amendments №1 to the Regulation on the Revision Commission of MJSCB «Vozrozhdeniye».

VOTED:

for	9 329 550
against	4 612
abstained	14 252

On Item 11. Election of the new composition of the Revision Commission.

RESOLUTION:

11. To elect the Revision Commission of MJSCB «Vozrozhdeniye» in the following composition:

1. Afonin Victor Anatoljevich – Deputy General Director of GUPVO «Almazyuvelirexport»;
2. Lapinskaya Tamara Nikolaevna – Deputy Head of Financial Department of MJSCB «Vozrozhdeniye»;
3. Markina Svetlana Alekseevna – Chief Accountant on Internal Accounting of MJSCB «Vozrozhdeniye»;
4. Romanenko Natalia Anatoljevna – Head of Banking Operations Monitoring Section of Corporate Department of MJSCB «Vozrozhdeniye».

VOTED:

for	8 127 356
against	3 276
abstained	10 308

On Item 12. Approval of the Auditor.

RESOLUTION:

12. To approve Closed Joint-Stock Company PricewaterhouseCoupers Audit as an official auditor of the Bank.

VOTED:

for	9 336 685
against	2 652
abstained	9 073

Alexander V. Dolgopolov

Deputy Chairman of the Board